Exhibit 99.1

ATOUR LIFESTYLE HOLDINGS LIMITED

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

		As of December 31,	As of September 30,
	Note	2022	2023
		RMB	RMB	USD
				(Note 2(b))
Assets
Current assets
Cash and cash equivalents		1,589,161	2,197,677	301,217
Short-term investments		157,808	783,861	107,437
Accounts receivable, net of allowance of RMB19,468 and RMB21,295 as of December 31,2022 and September 30, 2023, respectively	11(b)	132,699	143,446	19,661
Prepayments and other current assets	3	133,901	246,319	33,761
Amounts due from related parties	15(b)	53,630	117,830	16,150
Inventories		57,460	113,660	15,578
Total current assets		2,124,659	3,602,793	493,804
Non-current assets
Restricted cash		946	644	88
Contract costs	11(d)	67,270	84,166	11,536
Property and equipment, net	4	360,300	305,979	41,938
Operating lease right-of-use assets	6	1,932,000	1,737,158	238,097
Intangible assets, net	5	5,537	4,643	636
Goodwill		17,446	17,446	2,391
Deferred tax assets		112,533	85,238	11,683
Other assets	3	141,335	135,625	18,590
Total non-current assets		2,637,367	2,370,899	324,959
Total assets		4,762,026	5,973,692	818,763

The accompanying notes are an integral part of these condensed consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

		As of December 31,	As of September 30,
	Note	2022	2023
		RMB	RMB	USD
				(Note 2(b))
Liabilities and shareholders’ equity
Current liabilities	6
Operating lease liabilities, current		319,598	301,967	41,388
Accounts payable		184,901	410,294	56,236
Deferred revenue, current	11(b)	202,996	334,634	45,865
Salary and welfare payable		103,539	147,558	20,225
Accrued expenses and other payables	8	330,282	648,202	88,843
Income taxes payable		31,336	118,092	16,186
Short-term borrowings	9	142,828	70,000	9,594
Current portion of long-term borrowings	9	29,130	—	—
Amounts due to related parties	15(b)	3,004	2,326	319
Total current liabilities		1,347,614	2,033,073	278,656
Non-current liabilities
Operating lease liabilities, non-current	6	1,805,402	1,613,495	221,148
Deferred revenue, non-current	11(b)	277,841	348,476	47,762
Long-term borrowings, non-current portion	9	2,000	2,000	274
Other non-current liabilities	10	141,763	180,887	24,793
Total non-current liabilities		2,227,006	2,144,858	293,977
Total liabilities		3,574,620	4,177,931	572,633

The accompanying notes are an integral part of these condensed consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

		As of December 31,	As of September 30,
	Note	2022	2023
		RMB	RMB	USD
				(Note 2(b))
Shareholders’ equity
Class A ordinary shares (USD0.0001 par value; 2,900,000,000 shares authorized; 319,677,037 shares and 340,161,306 shares issued as of December 31, 2022 and September 30,2023, respectively; 319,677,037 shares and 339,104,797 shares outstanding as of December 31, 2022 and September 30,2023, respectively)	14	229	244	33
Class B ordinary shares (USD0.0001 par value; and 100,000,000 shares authorized; 73,680,917 shares issued and outstanding)	14	56	56	8
Additional paid in capital		1,286,189	1,500,836	205,707
Retained earnings (accumulated deficit)		(78,304)	287,172	39,360
Accumulated other comprehensive income (loss)		(10,865)	15,141	2,075
Total equity attributable to shareholders of the Company		1,197,305	1,803,449	247,183
Non-controlling interests		(9,899)	(7,688)	(1,053)
Total shareholders’ equity		1,187,406	1,795,761	246,130
Commitments and contingencies	16	—	—	—
Total liabilities and shareholders’ equity		4,762,026	5,973,692	818,763

The accompanying notes are an integral part of these condensed consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data and per share data, or otherwise noted)

		For the nine months ended September 30
	Note	2022	2023
		RMB	RMB	USD
				(Note 2(b))
Revenues:	11
Manachised hotels		995,977	1,854,393	254,166
Leased hotels		414,020	645,024	88,408
Retail revenues and others		226,813	661,332	90,643
Net revenues		1,636,810	3,160,749	433,217
Operating costs and expenses:
Hotel operating costs		(1,037,383)	(1,507,682)	(206,645)
Other operating costs		(118,550)	(323,157)	(44,292)
Selling and marketing expenses		(85,937)	(262,682)	(36,004)
General and administrative expenses		(132,968)	(346,036)	(47,428)
Technology and development expenses		(50,216)	(54,988)	(7,537)
Total operating costs and expenses		(1,425,054)	(2,494,545)	(341,906)
Other operating income		31,583	43,653	5,983
Income from operations		243,339	709,857	97,294
Interest income		9,485	20,812	2,853
Gain from short-term investments		6,537	23,197	3,179
Interest expenses		(4,855)	(4,326)	(593)
Other expenses, net		(3,059)	(4,442)	(609)
Income before income tax		251,447	745,098	102,124
Income tax expense	7	(72,762)	(225,804)	(30,949)
Net income		178,685	519,294	71,175
Less: net income (loss) attributable to non-controlling interests		(1,692)	2,211	303
Net income attributable to the Company		180,377	517,083	70,872

Net income		178,685	519,294	71,175
Other comprehensive income
Foreign currency translation adjustments, net of nil income taxes		9,404	26,006	3,564
Other comprehensive income, net of income taxes		9,404	26,006	3,564
Total comprehensive income		188,089	545,300	74,739
Comprehensive income (loss) attributable to non-controlling interests		(1,692)	2,211	303
Comprehensive income attributable to the Company		189,781	543,089	74,436
Net income per ordinary share	12
—Basic		0.48	1.28	0.18
—Diluted		0.48	1.25	0.17
Weighted average ordinary shares used in calculating net income per ordinary share	12
—Basic		376,970,454	403,206,606	403,206,606
—Diluted		376,970,454	414,425,523	414,425,523

The accompanying notes are an integral part of these condensed consolidated financial statements.

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	For the nine months ended September 30
	2022	2023
	RMB	RMB	USD
			(Note 2(b))
Cash flows from operating activities:
Net cash generated from operating activities	318,695	1,424,636	195,263
Cash flows from investing activities:
Payment for purchases of property and equipment	(23,795)	(31,897)	(4,372)
Proceeds from disposal of property and equipment	—	670	92
Payment for purchases of intangible assets	(1,142)	—	—
Payment for purchases of short-term investments	(1,850,550)	(5,826,210)	(798,549)
Proceeds from maturities of short-term investments	1,857,087	5,213,708	714,599
Net cash used in investing activities	(18,400)	(643,729)	(88,230)
Cash flows from financing activities:
Acquisition of non-controlling interest	(350)	—	—
Proceeds from borrowings	169,000	40,000	5,482
Repayment of borrowings	(76,480)	(141,958)	(19,457)
Proceeds from stock option exercises	—	53,160	7,286
Payment for dividends	—	(150,579)	(20,638)
Payment for initial public offering costs	(721)	—	—
Net cash (used in) generated from financing activities	91,449	(199,377)	(27,327)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	5,066	26,684	3,657
Net increase in cash, cash equivalents and restricted cash	396,810	608,214	83,363
Cash and cash equivalents and restricted cash at the beginning of the period	1,039,529	1,590,107	217,942
Cash and cash equivalents and restricted cash at the end of the period	1,436,339	2,198,321	301,305
Supplemental disclosure of cash flow information:
Income tax paid	55,719	111,411	15,270
Interest paid	5,389	5,246	719
Supplemental disclosure of non-cash investing and financing activities:
Payable for purchase of property and equipment	18,962	13,913	1,907
Interest payable	2,738	2,210	303
Payable for initial public offering costs	11,101	—	—
Supplemental disclosure of cash and cash equivalents and restricted cash:
Cash and cash equivalents	1,435,393	2,197,677	301,217
Restricted cash	946	644	88
Total cash and cash equivalents, and restricted cash	1,436,339	2,198,321	301,305

ATOUR LIFESTYLE HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data and per share data, or otherwise noted)

1.	Description of the business and organization

Description of the business

Atour Lifestyle Holdings Limited (“Atour LifeStyle” or the “Company”), is a holding company incorporated in the Cayman Islands. The Company conducts its business through its subsidiary, Shanghai Atour Business Management (Group) Co., Ltd. (“Atour Shanghai”), and the subsidiaries of Atour Shanghai (“together referred to as the “Group”). The principal business activities of the Group are to develop lifestyle brands around hotel offerings in the People’s Republic of China (the “PRC”). On November 11, 2022, the Company completed its IPO on NASDAQ in the United States under the stock code “ATAT”.

Manachised hotels

Manachised hotels refers to franchised-and-managed hotels. Typically the Group enters into certain franchise and management arrangements with franchisees for which the Group is responsible for providing branding, appointing and training of the hotel managers, and various other management services. Under typical franchise and management agreements, the franchisee is required to pay an upfront franchise fee and ongoing franchise and management service fees, the majority of which are determined based on a certain percentage of the revenues of the hotel. The franchisee is responsible for hotel construction, renovation and maintenance. The term of the franchise and management agreements are typically eight to fifteen years.

Leased hotels

Leased hotels refer to the hotels that the Group operates and manages and where the properties are leased from third party lessors. The Group is responsible for hotel development and customization to conform to the Group’s standards, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. The Group is also responsible for all aspects of hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate our hotels and purchasing supplies.

As of September 30, 2023, the principal subsidiaries of the Group are as follows:

		Date of
		Incorporation,
	Percentage of	Merger or	Place of	Major
Subsidiaries	Ownership	Acquisition	Incorporation	Operation
Atour (Tianjin) Hotel Management Co., Ltd.	100%	August 30, 2012	PRC	Hotel management
Shanghai Atour Business Management (Group) Co., Ltd.	100%	February 17,2013	PRC	Hotel management
Xi'an Jiaduo Hotel Management Co., Ltd.	100%	August 30, 2013	PRC	Hotel management
Gongyu (Shanghai) Culture Communication Co., Ltd.	100%	December 02, 2014	PRC	Retail management
Shanghai Qingju Investment Management Co., Ltd.	100%	July 15, 2015	PRC	Investment management
Fuzhou Hailian Atour Hotel Management Co., Ltd.	51%	September 21, 2015	PRC	Hotel management
Chengdu Zhongchengyaduo Hotel Management Co., Ltd.	100%	November 26, 2015	PRC	Hotel management
Shanghai Hongwang Financial Information Service Co., Ltd.	100%	January 27, 2016	PRC	Financial information service management

		Date of
		Incorporation,
	Percentage of	Merger or	Place of	Major
Subsidiaries	Ownership	Acquisition	Incorporation	Operation

Shanghai Shankuai Information Technology Co.,Ltd.	100%	February 01,2016	PRC	Retail management
Hangzhou Anduo Hotel Management Co., Ltd.	100%	April 20, 2017	PRC	Hotel management
Shanghai Leiduo Information Technology Co., Ltd.	100%	March 21, 2017	PRC	Retail management
Yueduo (Shanghai) Apartment Management Service Co., Ltd.	80%	March 23, 2017	PRC	Property Management
Shanghai Naiduo Hotel Management Co., Ltd.	100%	July 25, 2017	PRC	Hotel management
Shanghai Zhouduo Hotel Management Co., Ltd.	100%	August 04, 2017	PRC	Hotel management
Shanghai Chengduo Information Technology Co., Ltd.	100%	November 15, 2017	PRC	Software and Technology services
Beijing Chengduo Data Technology Co., Ltd.	100%	January 22, 2018	PRC	Technology services
Shanghai Xiangduo Enterprise Management Co., Ltd.	100%	April 13, 2018	PRC	Hotel management
Shanghai Guiduo Hotel Management Co., Ltd.	100%	May 08,2018	PRC	Hotel management
Atour (Shanghai) Travel Agency Co., Ltd.	100%	July 05, 2018	PRC	Travel agency operation
Guangzhou Zhongduo Hotel Management Co., Ltd.	100%	July 19, 2018	PRC	Hotel management
Shanghai Banduo Hotel Management Co., Ltd.	100%	October 11, 2018	PRC	Hotel management
Beijing Yueduo Property Management Co., Ltd.	80%	February 13, 2019	PRC	Property Management
Shanghai Xingduo Hotel Management Co., Ltd.	100%	May 24, 2019	PRC	Hotel management
Shanghai Jiangduo Information Technology Co., Ltd.	100%	March 07, 2019	PRC	Retail management
Shenzhen Jiaoduo Hotel Management Co., Ltd.	100%	March 25, 2019	PRC	Hotel management
Shanghai Huiduo Hotel Management Co., Ltd.	90%	July 15, 2019	PRC	Hotel management
Shanghai Mingduo Business Management Co., Ltd.	100%	July 18, 2019	PRC	Hotel management
Shanghai Youduo Hotel Management Co., Ltd.	100%	July 26, 2019	PRC	Hotel management
Shanghai Yinduo Culture Communication Co., Ltd.	100%	August 27, 2020	PRC	Retail management
Atour Hotel (HK) Holdings, Ltd.	100%	March 05, 2021	Hong Kong	Investment holding
Shanghai Rongduo Commercial Management Co., Ltd.	100%	June 13, 2022	PRC	Hotel management

2.	Significant accounting policies

(a)Basis of preparation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The consolidated balance sheet as of December 31, 2022 was derived from the audited consolidated financial statements of the Group. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Group as of and for the year ended December 31, 2022.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of September 30, 2023, the results of operations and cash flows for the nine months ended September, 2022 and 2023, have been made.

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods. Significant accounting estimates include, but not limited to, estimate of breakage for points that will not be redeemed, the fair value of share-based compensation awards, and the impairment of leased hotels long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

The consolidated financial statements are presented in Renminbi (“RMB”), rounded to the nearest thousands except share data and per share data, or otherwise noted.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. ASU 2016-13 was further amended in November 2019 by ASU 2019-10. The Group adopted the guidance on January 1, 2023, using the modified retrospective approach through a cumulative-effect adjustment to accumulated deficit as of the effective date to align the Group’s current processes for establishing an allowance for credit losses with the new guidance. Upon adoption, the Group recorded an adjustment of RMB1,028 (net of related impact on deferred taxes) to opening accumulated deficit related to the credit allowance for accounts receivable and prepayments and other current assets. The adoption of ASU 2016-13 did not have a material impact on the condensed consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08 Business Combinations (Topic 805) — Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). It requires issuers to apply ASC 606 Revenue from Contracts with Customers to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination. The Group adopted the new standard on January 1, 2023, and the adoption did not have a material impact on the condensed consolidated financial statements.

(b)Convenience translation

Translations of balances in the unaudited condensed consolidated financial statements from RMB into United States dollars (“USD”) as of and for the nine months ended September 30, 2023 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB7.2960 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2023, or at any other rate.

(c)Risks and concentration

(1)Foreign exchange risk

As the Group’s principal activities are carried out in the PRC, the Group’s transactions are mainly denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the People’s Bank of China that are determined largely by supply and demand.

The management does not expect that there will be any significant currency risk for the Group during the reporting periods.

(2)Concentration of credit risk

The Group’s credit risk primarily arises from cash and cash equivalents, short-term investments, prepayments and other current assets, accounts receivable and amounts due from related parties. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents, restricted cash and short-term investments which are held by reputable financial institutions. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its prepayments and other current assets.

Accounts receivable are unsecured and are primarily derived from revenue earned from manachised hotels. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

Amounts due from related parties are unsecured and are derived from the hotel reservation payment collected by the related parties on behalf of the Group. The Group believes that it is not exposed to unusual risks as the related parties are reputable travel agencies.

3.	Prepayments and other assets

Prepayments and other current assets consist of the following:

		As of December 31,	As of September 30,
	Note	2022	2023
		RMB	RMB
Receivables on behalf of manachised hotels(i)		81,473	179,287
VAT recoverable		23,183	19,075
Contract assets	11(b)	8,741	8,147
Prepaid property management fees		5,467	7,053
Deposits		2,165	5,228
Prepayment for purchase of goods and service		5,990	5,089
Others		10,006	25,564
Subtotal		137,025	249,443
Less: allowance for doubtful accounts		(3,124)	(3,124)
Total		133,901	246,319
(i)	The amount represents fees to be collected from corporate customers and travel agencies on behalf of franchisees.

Changes in the allowance for doubtful accounts are as follows:

	As of December 31,	As of September 30,
	2022	2023
	RMB	RMB
At the beginning of the year/period	3,124	3,124
Allowance made/reversed during the year/period	—	—
At the end of the year/period	3,124	3,124

Other assets consist of the following:

		As of December 31,	As of September 30,
	Note	2022	2023
		RMB	RMB
Long-term rental deposits		75,954	78,548
Contract assets	11(b)	58,288	53,339
VAT recoverable		6,744	—
Prepayments for purchase of property and equipment		349	15,676
Subtotal		141,335	147,563
Less: allowance for doubtful accounts	11(b)	—	(11,938)
Total		141,335	135,625

Changes in the allowance for doubtful accounts is as follows:

	As of	As of
	December	September
	31, 2022	30, 2023
	RMB	RMB
At the beginning of the year/period	—	—
Additional provisions	—	(11,938)
Write-off	—	—
At the end of the year/period	—	(11,938)

4.	Property and equipment, net

Property and equipment, net consists of the following:

	As of	As of
	December 31,	September 30,
	2022	2023
	RMB	RMB
Cost(1):
Leasehold improvements	443,695	422,017
Equipment, fixture and furniture, and other fixed assets	420,004	427,155
Total cost	863,699	849,172
Less: accumulated depreciation	(503,399)	(543,193)
Property and equipment, net	360,300	305,979

(1)	During the nine months ended September 30, 2023, the Group recognized impairment loss in the amount of RMB10,634 of one hotel properties under operating leases were recognized in hotel operating costs due to the carrying value of the assets may not recover to the future discounted cash flow. The Group estimated the fair value using an income approach reflecting discounted cash flows that included, among other things, the Group’s expectations of future cash flows based on historical experience and projected growth rate and occupancy rate.

Depreciation expense recognized for the nine months ended September 30, 2022 and 2023 was RMB60,660 and RMB64,705 respectively.

5.	Intangible assets, net

Intangible assets, net, consist of the following:

	As of	As of
	December 31,	September 30,
	2022	2023
	RMB	RMB
Purchased software	11,055	11,055
Total cost	11,055	11,055
Less: accumulated amortization	(5,518)	(6,412)
Intangible assets, net	5,537	4,643

Amortization expense recognized for the nine months ended September 30, 2022 and 2023 was RMB789 and RMB894 respectively.

Estimated amortization expense of the existing intangible assets is as follows:

RMB
Three months ending December 31, 2023	323
2024	1,064
2025	1,048
2026	776
2027	623
Thereafter	809
Total	4,643

6.	Lease

As of September 30, 2023, the Group operated 32 leased hotels, leasing the underlying buildings. The Group generally enters into lease agreements with initial terms of 5 to 15 years. Some of the lease agreements contain renewal options. Such options are accounted for only when it is reasonably certain that the Group will exercise the options. The rent under current hotel lease agreements is generally payable in fixed rent. In addition to hotels leases, the Group also leases office spaces and logistics centers. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Right-of-use assets and lease liabilities are recognized upon lease commencement for operating leases. Variable lease payments that do not depend on a rate or index are expensed as incurred. The Group has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less and the Group recognizes lease expense for these leases on a straight-line basis over the lease term. In addition, the Group has elected not to separate non-lease components (e.g., common area maintenance fees) from the lease components.

In limited cases, the Group sublease certain hotels areas to third parties. Income from sublease agreements with third parties are included in retail revenues and others, within the condensed consolidated statements of comprehensive income.

Supplemental Balance Sheet

	As of	As of
	December 31,	September 30,
	2022	2023
	RMB	RMB
Assets
Operating lease right-of-use assets	1,932,000	1,737,158
Liabilities
Current
Operating lease liabilities	319,598	301,967
Non-current
Operating lease liabilities	1,805,402	1,613,495
Total lease liabilities	2,125,000	1,915,462

Summary of Lease Cost

	For the nine months ended September 30,
	2022	2023	Account Classification
	RMB	RMB
Operating lease cost	273,927	276,130	Hotel operating costs, Other operating costs
Variable lease cost(1)	(12,759)	(3,153)	Hotel operating costs, Other operating costs
Sublease income	(6,424)	(10,247)	Retail revenues and others
Total lease cost	254,744	262,730
(1)

The Group was granted RMB18,066 and RMB6,722 in lease concessions from landlords related to the effects of the COVID-19 pandemic during the nine months ended September 30, 2022 and 2023, respectively. The lease concessions were primarily in the form of rent reduction over the period during which the Group’s hotel business was adversely impacted. The Group applied the interpretive guidance in a FASB staff Q&A document issued in April 2020 and elected: (1) not to evaluate whether a concession received in response to the COVID-19 pandemic is a lease modification and (2) to assume such concession was contemplated as part of the existing lease contract with no contract modification. Such concession was recognized as negative variable lease cost in the period the concession was granted.

Supplemental Cash Flow Information

	For the nine months ended September 30,
	2022	2023
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	242,726	286,679
Decrease in right-of-use assets and lease liabilities as a result of lease modification	—	(1,460)

	As of December 31,	As of September 30,
	2022	2023
Lease term and Discount Rate
Weighted-average remaining lease term (years)
Operating leases	7.82	7.29
Weighted-average discount rate
Operating leases	4.39%	4.38%

Summary of Future Lease Payments and Lease Liabilities

Maturities of operating lease liabilities as of September 30, 2023 were as follows:

Total
RMB
Three months ending December 31, 2023	119,211
2024	344,441
2025	308,681
2026	284,192
2027	282,231
Thereafter	899,073
Total undiscounted lease payment	2,237,829
Less: imputed interest(a)	(322,367)
Present value of lease liabilities	1,915,462
(a)	As the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate on January 1, 2022 was used for operating leases that commenced prior to that date.

7.	Income tax

The income tax expense for the nine months ended September 30, 2022 and 2023 was RMB72,762 and RMB225,804, respectively. The Company’s effective tax rates for the nine months ended September 30, 2022 and 2023 was 28.9% and 30.3%, respectively.

The income tax expense for the nine months ended September 30, 2023 reported in the condensed consolidated statements of comprehensive income differ from the amount computed by applying the PRC statutory income tax rate to income before income taxes, which is primarily due to non-deductible share-based compensation expenses.

The income tax expense for the nine months ended September 30, 2022 reported in the condensed consolidated statements of comprehensive income differ from the amount computed by applying the PRC statutory income tax rate to income before income taxes, which is primarily due to the valuation allowance provided for the deferred tax assets of certain PRC subsidiaries, which were in cumulative loss positions.

8.	Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	As of	As of
	December 31,	September 30,
	2022	2023
	RMB	RMB
Payments received on behalf of manachised hotels(i)	199,395	449,356
Deposits	53,203	63,265
VAT and other taxes payable	19,871	54,602
Payable for purchase of property and equipment	12,617	13,913
Others	45,196	67,066
Total	330,282	648,202
(i)	The amount represents the payments collected or to be collected from customers or travel agencies on behalf of the franchisees for the reservation of manachised hotels.
9.	Borrowings

Borrowings consist of the following:

	As of	As of
	December 31,	September 30,
	2022	2023
	RMB	RMB
Short-term borrowings:
Bank loans(i)	141,000	70,000
Loan from third parties	1,828	—
Total	142,828	70,000
Current portion of long-term borrowings:
Bank loans(i)	29,130	—
Total	29,130	—
Long-term borrowings, non-current portion:
Loan from third parties	2,000	2,000
Total	2,000	2,000
(i)	As of September 30, 2023, the Group had several credit facilities with third party banks under which the Group can borrow up to RMB450,000 during the term of the facilities mature from August 2024 to December 2024. The drawdown of the credit facilities is subject to the terms and conditions of each agreement. As of September 30, 2023, the unutilized credit facilities amounted to RMB380,000 and the Group was in compliance with the financial covenants.

The weighted average interest rates of borrowings as of September 30, 2023 were 3.4% (December 31, 2022: 3.7%) per annum, respectively.

The aggregate maturities of the above borrowings for each for the five years and thereafter subsequent to September 30, 2023 are as follows:

Three months ending December 31, 2023	70,000
2024	—
2025	500
2026	200
2027 and thereafter	1,300
Total	72,000

10.	Other non-current liabilities

Other non-current liabilities consist of the following:

	As of	As of
	December 31,	September 30,
	2022	2023
	RMB	RMB
Deposits received from franchisees	129,101	168,326
Asset retirement obligations	3,773	3,912
Others	8,889	8,649
Total	141,763	180,887

11.	Revenue
(a)	Disaggregation of revenue

	For the nine months ended September 30,
	2022	2023
	RMB	RMB
Upfront franchise fees	27,074	35,202
Continuing franchise fees	548,527	1,016,335
Sales of hotel supplies and other products	381,964	749,615
Other transactions with the franchisees	38,412	53,241
Manachised hotels revenues	995,977	1,854,393
Room revenues	379,276	602,125
Food and beverage revenues	32,069	38,619
Others	2,675	4,280
Leased hotels revenues	414,020	645,024
Retail revenues	154,411	559,706
Others	72,402	101,626
Total	1,636,810	3,160,749

No geographical information is presented as the operations, customers and long-lived assets of the Group are all located in the PRC.

(b)	Contract balances

i)The following table provides information about accounts receivable from contracts with customers.

	As of December 31,	As of September 30,
	2022	2023
	RMB	RMB
Accounts receivable	152,167	164,741
Less: allowance for doubtful accounts	(19,468)	(21,295)
Accounts receivable, net	132,699	143,446

Changes in the allowance for doubtful accounts is as follows:

	As of December 31,	As of September 30,
	2022	2023
	RMB	RMB
At the beginning of the year/period	14,731	19,468
Cumulative effect of the adoption of ASU 2016-13	—	1,371
Allowance made during the year/period	4,737	456
At the end of the year/period	19,468	21,295

ii)The following table provides information about contracts assets:

	As of December 31,	As of September 30,
	2022	2023
	RMB	RMB
Current	8,741	8,147
Non-current	58,288	53,339
Subtotal	67,029	61,486
Less: allowance for doubtful accounts	—	(11,938)
Total contract assets	67,029	49,548

The contract assets as of December 31, 2022 and September 30, 2023 were related to the Group’s right to consideration for hotel renovation services provided to franchisees to convert their buildings suitable for hotel use. The fees for the renovation services are billed and collected by the Group on monthly basis.

iii)The following table provides information about deferred revenue from contracts with customers.

	As of December 31,	As of September 30,
	2022	2023
	RMB	RMB
Current	202,996	334,634
Non-current	277,841	348,476
Contract liabilities	480,837	683,110

The deferred revenue balances above as of December 31, 2022 and September 30, 2023 were comprised of the following:

	As of December 31,	As of September 30,
	2022	2023
	RMB	RMB
Upfront franchise fees	319,537	396,421
Advances from sales of hotel supplies and other products	92,144	165,658
Loyalty program	36,877	43,248
Others	32,279	77,783
Deferred revenue	480,837	683,110

The Company recognized revenues of RMB153,064 and RMB140,911 during the nine months ended September 30, 2022 and 2023, which were included in deferred revenue balance at the beginning of each period.

(c)	Revenue allocated to remaining performance obligation

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.

As of December 31, 2022 and September 30, 2023, the Group had RMB319,537 and RMB396,421 of deferred revenues related to upfront franchise fees which are expected to be recognized as revenues over the remaining contract periods over 1 to 20 years.

The Group has elected, as a practical expedient, not to disclose the transaction price allocated to unsatisfied or partially unsatisfied performance obligations that are part of a contract that has an original expected duration of one year or less.

(d)	Contract costs

Contract costs capitalized as of December 31, 2022 and September 30, 2023 relate to the incremental sales commissions paid to the Group’s sales personnel whose selling activities resulted in customers entering into franchise and management agreements with the Group. Contract costs are recognized as part of selling and marketing expenses in the consolidated statements of comprehensive income in the period in which revenue from the franchise fees is recognized. The amount of capitalized costs recognized in the condensed consolidated statements of comprehensive income for the nine months ended September 30, 2022 and 2023 were RMB7,417 and RMB8,389, respectively.

12.	Net income per ordinary share

Basic and diluted net income per ordinary share for the nine months ended September 30, 2022 and 2023 are calculated as follow:

	For the nine months ended September 30,
	2022		2023
	RMB		RMB
Numerator:
Net income attributable to the Company	180,377		517,083
Denominator:
Weighted average number of ordinary shares (for basic calculation)	376,970,454		403,206,606
Effect of dilutive share-based awards	—	(i)	11,218,917	(ii)
Weighted average number of ordinary shares and dilutive potential ordinary shares outstanding (for diluted calculation)	376,970,454		414,425,523
Basic net income per ordinary share (in RMB)	0.48		1.28
Diluted net income per ordinary share (in RMB)	0.48		1.25
(i)	For the nine months ended September 30, 2022, 18,315,960 share options were excluded from the calculation of diluted net income per ordinary share as their vesting is contingent upon the satisfaction of a performance condition (i.e. completion of a Qualified IPO), which is not considered probable until the event occurs.
(ii)	For the nine months ended September 30, 2023, 31,226 share options were excluded from the calculation of diluted net income per ordinary share as their effects would have been anti-dilutive.
13.	Share based compensation

In accordance with the share incentive plan adopted in 2017 (“2017 Share Incentive Plan”), 51,200,000 ordinary shares were reserved to for issuance to selected persons including its directors, employees and consultants.

Under the 2017 Share Incentive Plan, share options granted contain a performance condition such that the awards only vest upon the completion of a Qualified IPO. For employees who terminate the employment before the completion of a Qualified IPO, the share options granted are forfeited upon the termination of employment. Options granted under the 2017 Share Incentive Plan are valid and effective for 10 years from the grant date.

In March 2021, the Company’s board of directors approved a new share incentive plan (“Public Company Plan”), 51,029,546 ordinary shares were reserved for issuance to selected persons including its directors, employees and consultants. The unvested portion of share options, representing 14,196,882 share options granted under the 2017 Share Incentive Plan (“Original Awards”) were replaced by the options granted under Public Company Plan (“Modified Awards”) in April 2021, with the terms of the Modified Awards substantially the same as those of the Original Awards.

Under the Public Company Plan, share options granted prior to the IPO either 1) vest upon the completion of a Qualified IPO or 2) have a graded vesting schedules in one to four years and vest upon completion of a Qualified IPO. Share options granted post IPO either vest upon grant or vest by a graded vesting schedule in one to four years. Options granted are valid and effective for 10 years from the grant date.

A summary of activities of the share options for the nine months ended September 30, 2023 is presented below:

		Weighted		Aggregate
	Number of	average	Weighted remaining	intrinsic
	share options	exercise price per share	contractual years	value
		RMB		RMB
Outstanding at January 1, 2023	21,444,931	5.78	8.35	764,494
Grant	4,657,083	21.04
Forfeiture	(1,000)	0.07
Exercise	(19,427,760)	5.44
Outstanding at September 30, 2023	6,673,254	18.74	9.18	180,862
Exercisable as of September 30, 2023	5,061,516	19.45	9.29	133,571

The fair value of the share options granted is estimated on the date of grant using the binomial option pricing model with the following assumptions used.

For the nine months ended
September 30,
2023
Risk-free rate of return(1)	3.4-3.8%
Volatility(2)	40.2%-46.5%
Expected dividend yield(3)	0%
Fair value of ordinary share (in RMB)(4)	42.0-62.9
Exercise Multiple(5)	2.2-2.8
Expected term(6)	10
(1)	Risk-free rate was estimated based on the yield of USD Treasury Strips for share options granted under the Public Company Plan as of the valuation date for a term consistent with the option life.
(2)	Expected volatility was assumed based on the historical volatility of the Company’s comparable companies in the period equal to the expected term of each grant.
(3)	The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the share options.
(4)	The fair value of the underlying ordinary share is the closing price of the Company's ordinary shares traded in the open market as of the grant date.
(5)	The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely accepted academic research publication.
(6)	The expected term is the contract life of the option from grant date.

For the nine months ended September 30, 2022, the Group did not recognize any share-based compensation expenses for the share options granted as all awards contain a performance condition which is contingent upon the completion of a Qualified IPO and is not considered probable until the event happens.

For the nine months ended September 30, 2023, the Group recognized RMB161,502 compensation expenses. The share-based compensation expenses have been categorized as either hotel operating costs, general and administrative expenses or selling and marketing expenses, depending on the job functions of the grantees.

A summary of share-based compensation expenses recognized for the nine months ended September 30, 2023 is presented below:

For the nine months ended
September 30, 2023
RMB
Hotel operating costs	1,235
Selling and marketing expenses	370
General and administrative expenses	159,897
Total	161,502

14.	Equity
(a)	Ordinary shares

In connection with the Company’s IPO in November 2022, the Company issued 5,462,500 American depositary shares (“ADSs”) or 16,387,500 Class A ordinary shares at the price of USD11 per ADS or USD3.67 per ordinary share, with net proceeds of RMB365,784.

(b)Distribution to shareholders

In August 2023, the company declared a cash dividend of US$0.05 per ordinary share, or US$0.15 per American Depositary Share (“ADS”), with each ADS representing three Class A ordinary shares. The total amount of RMB150,579 has been distributed on September 28, 2023.

15.	Related party transactions

In addition to the related party information disclosed elsewhere in the condensed consolidated financial statements, the Group entered into the following material related party transactions.

Name of party	Relationship
Trip.com Group Ltd. and its subsidiaries(collectively referred to as “Trip.com Group”)	Ultimate parent of a principal shareholder of the Company

(a)	Major transactions with related parties

	For the nine months ended September 30,
	2022	2023
	RMB	RMB
Hotel reservation payments collected on behalf of the Group(1)
Trip.com Group	514,382	1,036,073
Hotel reservation service fees(2)
Trip.com Group	9,964	23,132

(1)	Hotel reservation payments collected on behalf of the Group represent room and service fee from manachised hotels and room fee from leased hotels.
(2)	Hotel reservation service fees represent service fee from leased hotels.

Trip.com Group has rendered online travel agency reservation services to the Group in exchange for certain hotel reservation service fees.

(b)	Balances with related parties

	As of	As of
	December 31,	September 30,
	2022	2023
	RMB	RMB
Amounts due from related parties
Trip.com Group	53,630	117,830
Amounts due to related parties
Trip.com Group	3,004	2,326

16.	Contingencies
(a)	Capital commitments

As of September 30, 2023, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB27,700, which is expected to be incurred within two years.

(b)	Litigation and contingencies

The Group and its operations from time to time are, and in the future may be, parties to or targets of lawsuits, claims, investigations, and proceedings, including but not limited to non-compliance respect to licenses and permits, franchise and management agreements and lease contracts, which are handled and defended in the ordinary course of business.

17.	Changes in shareholders’ equity

								Total
						Retained	Accumulated	equity
					Additional	earnings	other	attributable	Non-
					paid-in	(Accumulated	comprehensive	to shareholders	controlling	Total
	Class A Ordinary shares		Class B Ordinary shares		capital	Deficit)	income (loss)	of the Company	interests	shareholders’ equity
	Number of		Number of
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2022	303,289,537	218	73,680,917	56	764,502	(176,403)	(8,947)	579,426	(14,811)	564,615
Profit (loss) for the period	—	—	—	—	—	180,377	—	180,377	(1,692)	178,685
Other comprehensive income	—	—	—	—	—	—	9,404	9,404	—	9,404
Total comprehensive income	—	—	—	—	—	180,377	9,404	189,781	(1,692)	188,089
Acquisition of non-controlling interest	—	—	—	—	(7,278)	—	—	(7,278)	6,928	(350)
Balance at September 30, 2022	303,289,537	218	73,680,917	56	757,224	3,974	457	761,929	(9,575)	752,354

								Total
						Retained	Accumulated	equity
						earnings	other	attributable	Non-
					Additional	(Accumulated	comprehensive	to shareholders	controlling	Total
	Class A Ordinary shares		Class B Ordinary shares		Paid-in capital	Deficit)	income (loss)	of the Company	interests	shareholders’ equity
	Number of		Number of
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2023	319,677,037	229	73,680,917	56	1,286,189	(78,304)	(10,865)	1,197,305	(9,899)	1,187,406
Cumulative effect of the adoption of ASU 2016-13	—	—	—	—	—	(1,028)	—	(1,028)	—	(1,028)
Profit for the period	—	—	—	—	—	517,083	—	517,083	2,211	519,294
Other comprehensive income	—	—	—	—	—	—	26,006	26,006	—	26,006
Total comprehensive income	—	—	—	—	—	517,083	26,006	543,089	2,211	545,300
Exercise of stock option	19,427,760	15	—	—	53,145	—	—	53,160	—	53,160
Share based compensation	—	—	—	—	161,502	—	—	161,502	—	161,502
Distribution to shareholders (note 14(b))	—	—	—	—	—	(150,579)	—	(150,579)	—	(150,579)
Balance at September 30, 2023	339,104,797	244	73,680,917	56	1,500,836	287,172	15,141	1,803,449	(7,688)	1,795,761